August 18, 2016

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

Re:  Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-212561) for Combination of Certain Series of the Allianz Variable Insurance Products Fund of Funds Trust (the "Trust") (SEC File Nos. 333-119867 and 811-21624) with and into Corresponding Series of the Trust

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and its principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Registration Statements be accelerated and that the Registration Statement be declared effective August 18, 2016, or as soon thereafter as may be practicable.

In connection with this request, Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Registrant for five years. If you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

Allianz Variable Insurance Products Fund of Funds Trust

By: /s/ Erik Nelson
     ______________________________________________
     Erik Nelson, Chief Legal Officer
     763/765-7453
     Erik.Nelson@allianzlife.com

Allianz Life Financial Services, LLC

By: /s/ Kristine M. Lord-Krahn
     ______________________________________________
     Kristine M. Lord-Krahn,
    Chief Legal Officer and Secretary

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com
Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.